K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

January 28, 2014

VIA EDGAR

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	First Investors Income Funds (File Nos. 002-89287 and 811-03967)
Responses to Comments on the Registration Statement on Form N-1A

Dear Ms. Rossotto:

The following are responses to the comments that we received from you by telephone on January 3, 2014 regarding Post-Effective Amendment No. 62 to the Registration Statement on Form N-1A (the “Registration Statement”) for First Investors Strategic Income Fund (the “Fund”), a series of First Investors Income Funds (“Registrant”) that was filed with the Securities and Exchange Commission (“SEC”) on November 20, 2013.  Your comments and the Registrant’s responses are set forth below.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus

1.
In footnote 2 to the Fee Table, state the level at which the Adviser will limit the Fund’s fees and expenses for Class A shares and Advisor Class shares and the expiration date of the contractual Fee Limitation and/or Expense Reimbursement (“Expense Cap”).  Confirm, supplementally, that the Expense Cap will remain in effect for at least one year from the date of the Registration Statement.

The Registrant has made the requested changes. The Registrant confirms that the Expense Cap will remain in effect for at least one year from the date of the Registration Statement.

2.	In the “Principal Investment Strategies” section of the Fund Summary or in “The Fund in Greater Detail” section of the Fund’s prospectus, disclose that the debt

Securities and Exchange Commission
January 28, 2014

securities that the Fund will invest in, either directly or through the Underlying Funds, may be of any maturity.

The Registrant has made the requested change.

3.
The “Principal Investment Strategies” section of the Fund Summary states that “[t]he Fund may invest in additional Underlying Funds that are not specifically described in this prospectus and mutual funds that are not advised by FIMCO, from time to time in the future so long as the Fund's investments in any additional Underlying Funds does not exceed 5% of the Fund's holdings.”  Confirm that such investments would not present additional principal risks that are not otherwise disclosed in the Fund’s prospectus.

The Registrant will supplement the Fund’s prospectus or statement of additional information (“SAI”), as appropriate, to disclose any additional principal risks to which the Fund would be exposed in connection with investments in Underlying Funds and mutual funds that are not advised by FIMCO.

4.	In the “Principal Risks” section of the Fund Summary, disclose that “high yield securities” are commonly referred to as “junk bonds.”

The Registrant has made the requested change.

5.
The “Principal Risks” section of the Fund Summary describes “emerging markets risk,” “derivatives risk,” “mid and small size company risk,” and “high portfolio turnover risk.”  Include in the “Principal Investment Strategies” section of the Fund Summary disclosure regarding the investments or strategies that may result in each of these risks or remove the risks from the “Principal Risks” section of the Fund Summary.

The Registrant has included in the “Principal Investment Strategies” section of the Fund Summary disclosure regarding the investments or strategies that may result in “emerging markets risk,” “derivatives risk,” “mid and small size company risk,” and “high portfolio turnover risk.

6.	In “The Fund in Greater Detail” section, disclose the specific risks posed by each type of derivative that the Fund or the Underlying Funds may invest in.

The Registrant has made the requested change.

7.	In the description of “Senior Loan Risk” in “The Fund in Greater Detail” section, explain in plain English the meaning of a senior loan.

Securities and Exchange Commission
January 28, 2014

The Registrant has made the requested change.

Statement of Additional Information

8.
Under “Portfolio Holdings Information Policies and Procedures”, pursuant to Item 16(f)(1)(vi) of Form N-1A, disclose the procedures that the Fund uses to ensure that disclosure of information about portfolio securities is in the best interest of Fund shareholders, including procedures to address conflicts between the interests of Fund shareholders, on the one hand, and those of the Fund’s investment adviser; principal underwriter; or any affiliated person of the Fund, its investment adviser, or its principal underwriter, on the other.

The Registrant has made the requested change.

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If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely,
/s/ Kathy Kresch Ingber
Kathy Kresch Ingber
cc:	Mary Carty
Russell Shepherd
First Investors Management Company, Inc.